Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of System1, Inc. on Amendment No. 2 to Form S-1 (FILE NO. 333-262608) of our report dated March 30, 2022, with respect to our audits of the consolidated financial statements of System1, Inc. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from February 11, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on March 30, 2022, and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Philadelphia, PA

April 8, 2022